Royal Philips Electronics

Executive Vice President

& Chief Financial Officer

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street. N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, June 14, 2011

Re:	Koninklijke Philips Electronics N.V. – Form 20-F for the Fiscal Year ended
December 31, 2010 – Filed February 18, 2011 (File No. 001-05146-01)

Dear Mr. Jaramillo,

Thank you for your letter dated June 6, 2011 setting forth comment regarding the Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips” or the “Company”) and the Company’s Current Report on Form 6-K dated April 18, 2011.

To facilitate your consideration of Philips’ response, we have included below the comment and have provided Philips’ response immediately following.

In our response, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to the comments and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient.

*****

Form 20-F for the Fiscal Year Ended December 31, 2010

Philips Annual Report, Exhibit 15 (B)

Group Financial Statements, page 141

Significant accounting policies, page 154

Other non-current financial assets, page 174

1.	Refer to our prior comment 2. Please revise your future filings to include the signficant information in your response, including the following:

•	Control of the NXP shares sold were transferred to the UK pension fund,

•	the NXP shares were legally transferred to the UK pension fund and the UK pension fund is entitled to dividends and proceeds from any future sales of the shares, and

•	the NXP shares sold to the UK pension fund met the definition of plan assets after their transfer.

Response:

We will revise our future filings accordingly.

*****

Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 142. Our fax number is (011) (31) 20 59 77 140. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comments of the Staff.

Very truly yours,

/s/ Ron Wirahadiraksa
Ron Wirahadiraksa
Executive Vice President and Chief Financial Officer

Copyholders SEC Comment Letter Mr. Ron Wirahadiraksa to Mr. Jeff Jaramillo – June 10, 2011

Jay Webb

Tim Buchmiller

Geoffrey Kruczek

(Securities and Exchange Commission)

Jan van Leeuwen

Christoph Wolfsgruber

Shalene Koster

Eric P. Coutinho

Hessel Hilarides

Marnix van Ginneken

(Koninklijke Philips Electronics N.V.)

John O’Connor

(Sullivan & Cromwell LLP)

Michiel Soeting

(KPMG Accountants NV)